Filed by World Color Press Inc.
pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: World Color Press Inc.
Commission File No.: 333-165259

May 17, 2010

For immediate release

WORLDCOLOR OBTAINS INTERIM ORDER IN CONNECTION WITH
PROPOSED ACQUISITION BY QUAD/GRAPHICS

Montréal, Canada — World Color Press Inc. (“Worldcolor”) (TSX: WC, WC.U) is pleased to announce that the Québec Superior Court (Commercial Division) has issued an interim order in connection with its previously-announced plan of arrangement, pursuant to which Quad/Graphics, Inc. (“Quad/Graphics”) will acquire Worldcolor.

The interim order, among other things, authorizes Worldcolor to call and hold a special meeting of shareholders for the purpose of considering the proposed arrangement (the “Arrangement”). In accordance with the interim order, the special meeting of shareholders will be held in Toronto on June 25, 2010, with a record date at 5:00 p.m. (Eastern time) on May 17, 2010. In connection with the special meeting, Worldcolor expects to mail a detailed proxy circular/prospectus relating to the Arrangement to shareholders once Quad/Graphics’ registration statement on Form S-4 has been declared effective by the U.S. Securities and Exchange Commission.

The Arrangement is subject to customary closing conditions for transactions of this type, including receipt of all required court and regulatory approvals, as well as approval of at least two-thirds of the votes cast by shareholders at the special meeting. If all necessary approvals are obtained and the conditions to the completion of the Arrangement are satisfied or waived, it is expected that the Arrangement will be completed in the early summer of 2010.

Forward-looking statements

To the extent any statements made in this press release contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are forward-looking information within the meaning of the “safe harbor” provisions of applicable Canadian securities legislation (collectively “forward-looking statements”). These forward-looking statements relate to, among other things, prospects of Worldcolor, as well as its objectives, goals, strategies, beliefs, intentions, plans, estimates, projections and outlook, and can generally be identified by the use of words such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms, variations on them and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Worldcolor has based these forward-looking statements on its current expectations about future events. Forward-looking statements do not take into account the effect of transactions or other items announced or occurring after the statements are made.

Although Worldcolor believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that these expectations will prove to be correct, and forward-looking statements inherently involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such forward-looking statements.

Important factors and assumptions as well as Worldcolor’s ability to anticipate and manage the risks associated therewith that could cause actual results to differ materially from these expectations are detailed from time to time in Worldcolor’s filings with the securities regulatory authorities in Canada (the “Canadian Securities Administrators”) and the U.S. Securities and Exchange Commission (“SEC”) which are available at www.sedar.com, www.sec.gov and www.worldcolor.com. Worldcolor cautions that any such list of important factors that could affect future results is not exhaustive. Investors and others should carefully consider the factors detailed from time to time in Worldcolor’s filings with the Canadian Securities Administrators and the SEC and other uncertainties and potential events when relying on its forward-looking statements to make decisions with respect to Worldcolor.

Unless mentioned otherwise, the forward-looking statements in this press release reflect Worldcolor’s expectations as of May 17, 2010, being the date at which they have been approved, and are subject to change after this date. Worldcolor expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable securities laws.

Additional Information and Where to Find It

This press release relates to a proposed business combination transaction between Worldcolor and Quad/Graphics. On March 5, 2010, Quad/Graphics filed with the SEC a registration statement on Form S-4, which included a preliminary proxy circular/prospectus. Quad/Graphics filed with the SEC an Amendment No. 1 to the registration statement on Form S-4 on April 14, 2010, and an Amendment No. 2 to the registration statement on Form S-4 on May 5, 2010. This press release is not a substitute for the preliminary proxy circular/prospectus that Quad/Graphics has filed with the SEC or any other documents that Worldcolor or Quad/Graphics may file with the Canadian Securities Administrators or the SEC or send to their respective shareholders in connection with the Arrangement. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY CIRCULAR/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE CANADIAN SECURITIES ADMINISTRATORS OR THE SEC, INCLUDING THE PROXY CIRCULAR/PROSPECTUS THAT WILL BE PART OF THE DEFINITIVE REGISTRATION STATEMENT ON FORM S-4, AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. All such documents, if filed, would be available free of charge on SEDAR (www.sedar.com), at the SEC’s website (www.sec.gov) or by directing a request to Worldcolor, at 999 de Maisonneuve Blvd. West, Suite 1100, Montreal, Quebec, H3A 3L4 or by calling (800) 567-7070, in the case of filings by Worldcolor, or to Quad/Graphics, at N63 W23075 Highway 74, Sussex, Wisconsin, 53089-

2827, Attention Andrew R. Schiesl, Vice President and General Counsel, or by calling (414) 566-2017, in the case of filings by Quad/Graphics.

About Worldcolor

Worldcolor is an industry leader in providing high-value and comprehensive print, digital and related services to retailers, catalogers, publishers, branded-goods companies and other businesses worldwide. Founded in 1903, Worldcolor’s products include advertising inserts and circulars, catalogs, direct mail products, magazines, books, directories, digital premedia, logistics and mail list technologies. During its century-long existence, Worldcolor has had a rich tradition of leadership and excellence. Its team of approximately 16,500 employees is focused on helping clients meet their needs from facilities located in the United States, Canada, Argentina, Brazil, Chile, Colombia, Mexico and Peru. More information about Worldcolor can be found on its website at www.worldcolor.com

For further information contact:

Tony Ross
Vice President, Communications
Worldcolor
514-877-5317
800-567-7070

Roland Ribotti
Vice President, Corporate Finance and Treasurer
Worldcolor
514-877-5143
800-567-7070